FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

EXTRAORDINARY GENERAL MEETING

17 November 2015

Draft Resolutions/Board Remarks

on the items on the agenda of the General Meeting

1.              (i) Increase in the Bank’s share capital due to capitalization of part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and concurrent (ii) increase in the nominal value of each common registered voting share of the Bank and reduction in the aggregate number of such shares by means of a reverse split, and (iii) reduction in the share capital of the Bank through reduction in the nominal value of each common registered voting share of the Bank (as it stands after the reverse split), with a view to forming an equivalent special reserve, as per Article 4.4a of Codified Law 2190/1920, or, alternatively, through setting off against losses. Amendment of Article 4 of the Bank’s Articles of Association. Granting of authorities.

Required Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) plus one vote.

Following the European Central Bank’s announcement of the comprehensive assessment results regarding NBG’s capital needs, NBG has submitted to the Single Supervisory Mechanism (SSM) a plan of capital actions (hereinafter, the Capital Plan), which includes various actions to strengthen its capital position, to be carried out within a reasonable timeframe, as well as a share capital increase, which should be completed by 11 December 2015 at the latest.

In this context, the Bank has decided to implement various capital actions to cover the said shortfall, including a share capital increase by issuing new common registered voting shares (the New Shares) covered partly by cash and partly by contribution in kind through conversion of eligible, under applicable legislation, liabilities into common shares due to the implementation of the relevant liability restructuring measures, prior to the potential state aid granted by the Hellenic Financial Stability Fund (HFSF) to the Bank and the potential participation of the HFSF in the said capital increase. In particular, if the Bank fails to cover its capital shortfall on the basis of various actions to strengthen its capital position and raise funds from private investors, the HFSF shall provide capital aid / participate in the Bank’s recapitalization pursuant to the terms of recapitalization of the Greek systemic banks, as provided for by Law 3864/2010 as amended, by Cabinet Act 36/02.11.2015 and the general provisions of Codified Law 2190/1920, where not conflicting with the said special provisions on share capital increases of companies (hereinafter, the

Recapitalization Program). Pursuant to the Recapitalization Program, the Bank’s eligible, under relevant legislation, liabilities should be restructured before the HFSF grants support to the credit institution under recapitalization (the Liability Management Exercise). The holders of the liabilities subject to the Liability Management Exercise, by virtue of which the said liabilities shall be converted into common shares of the Bank (if applicable), shall receive new shares to be issued in the context of the said increase.

Since the current market value of NBG shares (ADRs) on the New York Stock Exchange has been less than USD 1.00 over a consecutive 30 trading-day period, which breaches the Continued Listing Criteria applicable under sections 801 and 802 of the NYSE Listed Company Manual, and given, on the one hand, that the offer price of the NBG share in the context of the said increase shall be determined on the basis of its market value and, on the other hand, the respective restrictions under ordinary company law, there is need to reduce the nominal value of the Bank’s common shares in order to make it possible to effect an increase in the Bank’s share capital, as outlined above and in accordance with Article 14.2 of Codified Law 2190/1920, and to comply with the NYSE criterion for trading of shares on the stock market, i.e. that the market value of the ADR be over one dollar.

In addition to the above, the said intended corporate act shall adjust the market value in the Athens Exchange as well, which shall be also taken into consideration in determining the offer price as above, pursuant to the provisions of Law 3864/2010, as amended.

Specifically with regard to the proposed increase in share capital under (i) hereinabove by means of capitalization of an equal part of the reserve, this move facilitates the formation of a whole ratio in replacing the pre-existing with the new nominal value.

To this end, it is proposed to the Extraordinary General Meeting of Shareholders to concurrently (i) increase the share capital by EUR 1.20, due to capitalization of an equal part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and (ii) increase the nominal value of each common registered voting share of the Bank from EUR 0.30 to EUR 4.50 and reduce the aggregate number of the Bank’s old common registered shares from 3,533,149,631 to 235,543,309 new common registered shares with voting rights by means of a reverse split at a rate of fifteen (15) old common shares of the Bank to one (1) new common share of the Bank, and (iii) reduce the share capital of the Bank by reducing the nominal value of each common registered voting share of the Bank (as it stands after the reverse split) from EUR 4.50 to EUR 0.30, with a view to forming an equivalent special reserve as per Article 4.4a of Codified Law 2190/1920, or, alternatively, through setting off against losses.

Any fractions of shares arising from the reverse split and the reduction in the share capital, as above, shall be sold by the Bank as soon as possible, as per the applicable stock market legislation.

Accordingly, Article 4 of the Bank’s Articles of Association should be amended as follows:

1) Amendment to Article 4 par. 1 as follows:

“1. The Bank’s share capital amounts to EUR 1,424,454,942 and is divided into: (a) 235,543,309 ordinary shares of a nominal value of EUR 0.30 each, (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a nominal value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a nominal value of EUR 5.00 each”.

2) Addition of the following point (lxii) in paragraph 2 of Article 4:

“(lxii) By resolution of the EGM of [•].[•].2015 it was decided to simultaneously (i) increase the share capital by EUR 1.20, due to capitalization of an equal part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and (ii)

increase the nominal value of each common registered voting share of the Bank from EUR 0.30 to EUR 4.50 and reduce the aggregate number of the Bank’s old common registered shares from 3,533,149,631 to 235,543,309 new common registered shares with voting rights by means of a reverse split at a rate of fifteen (15) old common shares of the Bank to one (1) new common share of the Bank, and (iii) reduce the nominal value of each common registered voting share of the Bank (as it stands after the reverse split) from EUR 4.50 to EUR 0.30, with a view to forming an equivalent special reserve as per Article 4.4a of Codified Law 2190/1920 due to setting off against losses of equal amount. Accordingly, the Bank’s share capital amounts to EUR 1,424,454,942 and is divided into: (a) 235,543,309 ordinary shares of a nominal value of EUR 0.30 each, (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a nominal value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a nominal value of EUR 5.00 each.”

Furthermore, it is recommended that the executive members of the Bank’s Board be authorized to move ahead with all the requisite actions, declarations, applications and submission of documents, acting on a sole or joint basis, for the implementation of the resolutions hereinabove, the granting of licences and approvals by the Bank of Greece, the Athens Exchange, and the Hellenic Ministry of Economy as well as any other related issue, with the option to further appoint one or more Bank officers to this end.

2.              Increase in the Bank’s share capital pursuant to the provisions of Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015, to raise up to EUR 4,602 million by issuing new common registered voting shares, through payment in cash and/or contribution in kind, and offer of such shares, as regards the In-Cash Increase, through private placement to qualified investors abroad and through a public offering in Greece, and, as regards the contribution in kind, to the persons under Article 6a of Law 3864/2010, as amended, in the event of the provision of a capital injection by the HFSF, due to mandatory conversion of capital instruments and/or other eligible liabilities, and to the HFSF. Cancellation of the pre-emption rights of existing shareholders as regards both modes of increase.  Granting of authorities to the Bank’s Board of Directors to specify the terms of the said share capital increase, including authority to specify the offer price as per Article 13.6 of Codified Law 2190/1920, as applicable. Amendment of Article 4 of the Bank’s Articles of Association.

Required Quorum:	1/5 of total common shares with voting rights
Required Majority:	0% of the total of the voting rights (present or represented by proxy) plus one vote.

As stated above in respect of the first item on the Agenda, the Bank is under obligation to raise regulatory capital through a share capital increase in line with the terms and limitations provided for in the Recapitalization Program.

Having regard to the terms and limitations provided for in the Recapitalization Program, as well as (a) the Tender Offer to Exchange Securities launched by NBG on 2 November 2015, and (b) the obligation to implement Liability Management Exercise measures prior to the provision of capital support by the HFSF by way of mandatory conversion of capital instruments and/or other eligible liabilities under Article 6a of Law 3864/2010, as amended by Law 4340/2015 (the mandatory conversion), the Board of Directors proposes to shareholders that an increase in the Bank’s common share capital be carried out through the issuance of new dematerialized common registered voting shares, under the terms below (hereafter, the Increase):

(A) (a) Amount of Increase / number of new shares: given that the total funds raised by the proposed Increase cannot be lower than the Bank’s capital shortfall indicated by the Comprehensive Assessment, and that the recapitalization of the Greek systemic banks should comply with the state aid terms under European law, including the requirement that burden sharing must be achieved through contributions by capital instrument and eligible claim holders under Article 6a of Law 3864/2010, as amended, prior to such state aid being provided, the Bank intends to raise total funds of EUR 4,602 million (hereinafter, the Total Increase), by issuing new dematerialized common registered voting shares of the Bank, the maximum number of which will be equal to the amount resulting from the Total Increase divided by the offer price set for the new shares (the New Shares).

The nominal amount of the increase in the ordinary share capital of the Bank will be equal to the number of New Shares multiplied by their nominal value (the Nominal Increase). The nominal value of the New Shares will be set at EUR 0.30.

No fractions of New Shares will be issued and the New Shares will be entitled to a dividend on the profits of 2015, provided the Bank is allowed to distribute dividends under the applicable legislation.

The Total Increase amount will be distributed as stipulated in the Report of the Bank’s Board of Directors as per Article 9.1 of Law 3016/2002, Article 4.1.4.1.2 of the Athens Exchange Rulebook, and Article 13.10 of Codified Law 2190/1920, as amended and applicable, which is reproduced in full under point (B) (the Board Report) hereinbelow.

(b) Offer Price: With regard to the offer price, the Board proposes that it be determined by the Extraordinary General Meeting which will approve the Increase and the cancellation of existing shareholders’ pre-emption rights (the Offer Price). More specifically, the Board proposes to the shareholders of the Bank that the EGM determines the Offer Price of the New Shares taking into account the offer price arising from the book-building process with subscriptions by institutional and other qualified investors, which will be completed before the General Meeting within the context of the offering of New Shares to qualified investors abroad, as set out in detail below under (c), pursuant to Article 7.5 of Law 3864/2010, as amended, i.e. following issuance of the relevant decision by the General Council of the HFSF. In the event that the said EGM fails to determine the Offer Price for any reason whatsoever, it is proposed that the Bank’s Board be granted authorization, as per Article 13.6 of Codified Law 2190/1920, to set the Offer Price.

In any event, the Offer Price shall be the same for all investors who will take up New Shares by participating in the Increase, regardless which part of the said Increase they participate in by payment in cash or contribution in kind, including the persons under Article 6a of Law 3864/2010, as amended, who will participate due to the mandatory conversion, in the context of the said burden sharing prior to the provision of state aid (the Mandatory Conversion).

Likewise, the NBG Board of Directors is authorized to determine the absolute number of New Shares to be issued under the Increase for each part thereof (if necessary), on the basis of the Offer Price determined by the General Meeting or the Board, as above.

The Offer Price cannot be lower than the nominal value of the Bank’s common share, i.e. EUR 0.30 per share (Article 14 of Codified Law 2190/1920).

As stated in the Board Report, it is proposed that the Offer Price can be higher than the market price of the Bank’s share.

(c) Increase coverage: the ability to cover the Increase in part in cash and in part by contribution in kind.

Specifically:

(c)(1) up to EUR 4,602 million may be covered in cash, cancelling the pre-emption rights in respect of this part of the Increase for all existing shareholders of the Bank, common and preference, particularly through (a) the Tender Offer to Exchange Securities launched by NBG on 2 November 2015, (b) the offer by means of private placement of up to the total number of New Shares to qualified investors abroad and by public offering in Greece of up to the total number of New

Shares, as well as (c) any other private placement decided at the Board’s discretion, in order to offer to private investors any New Shares remaining unsubscribed despite the above (the In-Cash Increase), while

(c)(2) if the said amount has not been fully covered by the participation of private investors in the In-Cash Increase, an amount determined by relevant decision of the Board may be covered by contribution in kind, cancelling the pre-emption rights in respect of this part of the Increase for all existing shareholders of the Bank, common and preference. In particular, this part of the Increase may be covered (a) through mandatory conversion of capital instruments and eligible liabilities that can be subject to Article 6a par. 2 of Law 3864/2010, as amended, as provided for in the Cabinet Act issued under the above Article of Law 3864/2010, and (b) by contribution of ESM-issued bonds held by the HFSF (if it participates through contribution in kind), as provided for in Article 7.3 of Law 3864/2010 for an amount to be determined by the Board, observing the mode of apportioning under Article 2 of Cabinet Act 36/02.11.2015.

This option of coverage (i.e. by contribution in kind) is proposed to be reserved by the Bank only for the holders of liabilities subject to the Liability Management Exercise through the Mandatory Conversion and for the HFSF, cancelling the pre-emption right of any other shareholder of the Bank, common or preference, as set out in Article 5 of the Bank’s Articles of Association (the In-Kind Increase).

In particular, we propose that the Increase may be covered as follows:

The In-Cash Increase (under c.1. hereinabove)

c.1.A. An amount up to EUR 741 million may be covered by the cash amount owed by the Bank to investors who accept the buy-back of their securities thereby participating in the Exchange Offer of 2 November 2015, as per the specific terms and provisions of such offer. The said amount corresponds to 100% acceptance of the Exchange Offer by the eligible investors.

In particular, on 2 November 2015, the Bank launched the Offer to Exchange subordinated debt, hybrid capital and senior unsecured debt instruments (the Exchange Offer). Under the Exchange Offer, in order to strengthen its regulatory capital, the Bank launched a tender offer to the holders of the following instruments regarding the transactions below, on a voluntary basis, as follows:

•                  To holders of hybrid capital:

•                  sale and exchange of up to the total hybrid capital with common shares to be issued by the Bank in the context of the upcoming share capital increase, at 30% of its nominal value.

•                  To holders of subordinate debt:

•                  sale and exchange of up to the total subordinate debt with common shares to be issued by the Bank in the context of the upcoming share capital increase, at 75% of its nominal value.

•                  To holders of senior unsecured debt:

•                  sale and exchange up to the total senior unsecured debt with common shares to be issued by the Bank in the context of the upcoming share capital increase, at 100% of its nominal value.

The exchange of the said instruments shall be effected at the Offer Price.

The said transaction is expected to be completed by 11 November.

According to the terms of the Exchange Offer, the said instruments shall be purchased by the Bank and the corresponding price in cash shall be deposited into the special account of Article 11.6 of Codified Law 2190/1920 as an advance for the Increase. The Bank shall subscribe each investor accepting the Exchange Offer for the corresponding amount in cash paid to him, as per the terms of the Exchange Offer, and the investor will receive the number of New Shares corresponding to the said amount.

Note that the said Exchange Offer does not apply to Non-Voting Preference Shares (as set out in the Company’s Articles of Association).

c.1.B An amount up to EUR 4,602 million may be covered by the cash paid through the offering of up to the total of New Shares (which does not constitute a public offer as per applicable legislation) to international institutional and other qualified investors by means of an international book-building process, as well as by public offering in Greece to follow. The book-building process (hereinafter International Offer) will be completed before the EGM to approve the Increase is held. Satisfaction of said subscriptions by institutional and other investors who will undertake to cover up to the total number of New Shares within the context of the International Offer will be determined at the discretion of the Bank’s Board of Directors.

c.1.B.a If any New Shares remain unsubscribed, despite the above, the Board is entitled in any event to offer them by means of private placement, at its discretion, to any person at the Offer Price and under the terms of the relevant legislation.

The In-Kind Increase (c.2.)

If the amount of the Total Increase has not been fully covered by the participation of individuals in the In-Cash Increase, as above, and subject to paragraph c.3 hereinbelow, any amount out of the Total Increase amount (i.e. out of EUR 4,602 million) remaining uncovered, shall be covered pursuant to the provisions of Law 3864/2010, as amended by Law 4340/2015, and specifically:

c.2.A. An amount up to the amount determined by relevant resolution of the Board may be covered through the implementation of mandatory conversion, as per the applicable provisions of Articles 6 and 6a of Law 3864/2010, as amended, and pursuant to the specific provisions of the Cabinet Act to be issued in accordance with Article 6a.4 of the said law.

c.2.B. An amount to be determined by relevant resolution of the NBG Board of Directors, following the issuance and implementation of the said Cabinet Act on mandatory conversion, may be covered by the HFSF by contribution of ESM-issued bonds held by the HFSF, in accordance with the provisions of Cabinet Act 36/2.11.2015 regarding apportionment of the HFSF participation among the common shares and the contingent convertible bonds, as well as regarding issuance and conversion of the latter (provided for in the same Cabinet Act).

c.3. Partial Coverage of the Increase and Issuance of the Contingent Convertible Bonds under item 3 of the agenda

In any event, the amount by which the Increase shall be covered plus the amount of the contingent convertible bonds to be issued under item 3 of this agenda cannot exceed in aggregate the amount of the Total Increase, i.e. € 4,602 million.

Accordingly, the following can/may apply upon coverage of the Increase:

a. If the Total Increase is fully covered by the In-Cash Increase through the participation of private investors only, the issue of the convertible bond loan under Article 3 of this agenda is no longer necessary.

b. If the amount by which the In-Cash Increase is finally covered by private investors plus the amount of the In-Kind Increase finally covered through mandatory conversion of capital instruments and eligible liabilities under Article 6a of Law 3864/2010, as amended, is equal to or over EUR 1,576 million (i.e. the amount indicated by the Comprehensive Assessment as NBG’s baseline scenario capital shortfall), the In-Cash Increase shall remain in force. The unsubscribed New Shares as above shall be fully covered in the context of the In-Kind Increase. If the said remaining part of the Total Increase fails to be covered in all or in part, or totally lacks coverage, the Increase shall finally be covered by the amount actually paid up (Article 13a par. 1 of Codified Law 2190/1920) and the Board shall accordingly amend Article 4 of the Bank’s Articles of Association. The remaining amount of the Bank’s capital requirements shall be covered by issuing the contingent convertible bonds under item 3 of the agenda. The said allocation cannot violate the apportionment among the contingent convertible bonds and the common shares that the HFSF is entitled to take up in a bank under recapitalization as per Article 2 of Cabinet Act 36/02.11.2015.

c. If the amount by which the In-Cash Increase is finally covered by private investors plus the amount of the In-Kind Increase finally covered through mandatory conversion of capital instruments and eligible liabilities under Article 6a of Law 3864/2010, as amended, is less than EUR 1,576 million (i.e. the amount indicated by the Comprehensive Assessment as NBG’s baseline scenario capital shortfall) the In-Cash Increase shall be revoked by the Bank in its entirety and shall cease to apply, as if it was never in force, and any subscriptions for taking out shares in the Increase (through private investors’ participation in the In-Cash Increase) shall be deemed as never addressed to the Bank. The Bank shall promptly refund any amounts paid to this end without obligation to pay interest thereon. The unsubscribed New Shares as above shall be covered in full in the context of the In-Kind Increase. If the said remaining part of the Total Increase fails to be covered in all or in part, or totally lacks coverage, the Increase shall finally be covered by the amount actually paid up (Article 13a par. 1 of Codified Law 2190/1920) and the Board shall accordingly amend Article 4 of the Bank’s Articles of Association. The remaining amount out of the Bank’s capital requirements shall be covered by way of issuing the contingent convertible bonds under item 3 of the agenda. The said allocation cannot violate the apportionment among the contingent convertible bonds and the common share that the HFSF is entitled to take out in a bank under recapitalization as per Article 2 of Cabinet Act 36/02.11.2015.

Coverage deadline: It is proposed that the Increase is covered by 11 December 2015, i.e. by the date designated by the Single Supervisory Mechanism as the deadline for covering capital shortfalls. If the said deadline is not set as the final date for covering this Increase, then the maximum time provided by Greek company law, i.e. four (4) months as of approval of this increase, shall apply.

(d) Pre-emption right: It is proposed to cancel the pre-emption rights for both the In-Cash and the In-Kind Increase for the reasons specified in the Board Report as per Article 9.1 of Law 3016/2002, Article 4.1.4.1.2 of the Athens Exchange Rulebook, and Article 13.10 of Codified Law 2190/1920, as amended, which is reproduced in full under point (B) hereinbelow.

(e) Granting of authorities to the Board: It is proposed that the Board be authorised to specify any other issue related to the Increase, particularly including:

(1) determining the details regarding procedures and technical matters related to the Offer of the New Shares by private placement to international qualified investors by means of an international book building process, and the public offering of New Shares in Greece (without book building in Greece as per the relevant decision of the Hellenic Capital Market Commission (“HCMC”) on public offerings in Greece), including the authority to specify the Offer Price, as per Article 13.6 of Codified Law 2190/1920,

(2) preparing and finalizing the offer document for the private placement abroad and the Information Circular for the public offering in Greece, and the listing of the New Shares on the ATHEX, and approval of such by the HCMC.

(B) In respect of the above, the Board shall submit to the EGM a Board Report in compliance with Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook and Article 13.10 of the Codified Law, as amended and applicable, stating the following:

“Report of the Board of the Bank in implementation of Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook in respect of the Increase in the Common Share Capital of the Bank in compliance with Law 3864/2010, as amended, and Article 13.10 of Codified Law 2190/1920 in respect of the cancellation of pre-emption rights, as amended and applicable.

A.1. Share Capital Increase — Terms of the Increase

Following the European Central Bank’s announcement of the comprehensive assessment results regarding NBG’s capital needs, NBG has submitted to the Single Supervisory Mechanism (SSM) a plan of capital actions (hereinafter, the Capital Plan), which includes various actions to strengthen its capital position, to be carried out within a reasonable timeframe, as well as a share capital increase, which should be completed by 11 December 2015 at the latest.

In this context, the Bank has decided to implement various capital actions to cover the said shortfall, including a share capital increase by issuing new common registered voting shares (the New Shares) covered partly by cash and partly by contribution in kind through conversion of eligible, under applicable legislation, liabilities into common shares due to the implementation of the relevant liability restructuring measures, prior to the potential state aid granted by the Hellenic Financial Stability Fund (HFSF) to the Bank and the potential participation of the HFSF in the said capital increase. In particular, if the Bank fails to cover its capital shortfall on the basis of various actions to strengthen its capital position and raise funds from private investors, the HFSF shall provide capital aid / participate in the Bank’s recapitalization pursuant to the terms of recapitalization of the Greek systemic banks, as provided for by Law 3864/2010 as amended, by Cabinet Act

36/02.11.2015 and the general provisions of Codified Law 2190/1920, where not conflicting with the said special provisions on share capital increases of companies (hereinafter, the Recapitalization Program).

Having regard to the terms and limitations provided for in the Recapitalization Program, as well as (a) the Tender Offer to Exchange Securities launched by NBG on 2 November 2015, and (b) the obligation to implement Liability Management Exercise measures prior to the provision of capital support by the HFSF, through the mandatory conversion of capital instruments and/or other eligible liabilities subject to Article 6α of Law 3864/2010, as amended by Law 4340/2015 (the Mandatory Conversion) the Board of Directors proposes to shareholders that an increase in the Bank’s ordinary share capital be carried out through the issuance of new common registered voting shares, under the terms below (hereafter, the Increase):

(A) (a) Amount of Increase / number of new shares: given that the total funds raised by the proposed Increase cannot be lower than the Bank’s capital shortfall indicated by the Comprehensive Assessment, and that the recapitalization of the Greek systemic banks should comply with the state aid terms under European law, including the requirement that burden sharing must be achieved through contributions by capital instrument and eligible liabilities holders under Article 6a of Law 3864/2010, as amended, prior to such state aid being provided, the Bank intends to raise total funds of EUR 4,602 million (hereinafter, the Total Increase), by issuing new dematerialized common registered voting shares of the Bank, the maximum number of which will be equal to the amount resulting from the Total Increase divided by the specified offer price of the new shares (the New Shares).

The nominal amount of the increase in the ordinary share capital of the Bank will be equal to the number of New Shares multiplied by their nominal value (the Nominal Increase). The nominal value of the New Shares will be set at EUR 0.30.

No fractions of New Shares will be issued and the New Shares will be entitled to a dividend on the profits of 2015, provided the Bank is allowed to distribute dividends under the applicable legislation.

The Total Increase amount will be distributed as defined in the Report of the Bank’s Board of Directors as per Article 9.1 of Law 3016/2002, Article 4.1.4.1.2 of the Athens Exchange Rulebook, and Article 13.10 of Codified Law 2190/1920, as amended and applicable, which is reproduced in full under point (B) (the Board Report) hereinbelow.

(b) Offer Price: With regard to the offer price, the Board proposes that it be determined by the EGM, which will approve the Increase as well as the cancellation of existing shareholders’ pre-emption rights (hereinafter, the Offer Price). More specifically, the Board proposes to the shareholders of the Bank that the EGM determines the Offer Price of the New Shares taking into account the offer price arising from the book-building process with subscriptions by institutional and other qualified investors, which will be completed before the General Meeting within the context of the offering of New Shares to qualified investors abroad, as set out in detail below under (c), pursuant to Article 7.5 of Law 3864/2010, as amended, i.e. following issuance of the relevant decision by the General Council of the HFSF. In the event that the said General Meeting fails to determine the Offer Price for any reason whatsoever, it is proposed that the Bank’s Board be granted authorization, as per Article 13.6 of Codified Law 2190/1920, to specify the Offer Price.

In any event, the Offer Price shall be the same for all investors who will take up New Shares by participating in the Increase, regardless which part of the said Increase they participate in by payment in cash or contribution in kind, including the persons under Article 6a of Law 3864/2010, as amended, who will participate due to the Mandatory Conversion, in the context of the said burden sharing prior to the provision of the state aid (the Mandatory Conversion).

Likewise, the NBG Board of Directors is authorized to determine the absolute number of New Shares to be issued under the Increase for each part thereof (if necessary), on the basis of the Offer Price determined by the General Meeting or the Board, as above.

The Offer Price cannot be lower than the nominal value of the Bank’s common share, i.e. EUR 0.30 per share (Article 14 of Codified Law 2190/1920).

As stated in the Board Report, it is proposed that the Offer Price may be higher than the market price of the Bank’s share.

(c) Increase coverage: the option to cover the Increase in part by cash and in part by contribution in kind.

Specifically:

(c)(1) up to EUR 4,602 million may be covered in cash, cancelling the pre-emption rights in respect of this part of the Increase for all existing shareholders of the Bank, common and preference, specifically through (a) the Tender Offer to Exchange Securities launched by NBG on 2 November 2015, or (b) through the offer by private placement of up to the total number of New Shares to qualified investors abroad and by public offering in Greece of up to the total number of New Shares, as well as (c) by any other private placement decided at the Board’s discretion, in order to offer any Unsubscribed New Shares despite the above to private investors (the In-Cash Increase) while,

(c)(2) if the above amount has not been fully covered by the participation of individuals (and/or the HFSF, if the same participates in cash) in the In-Cash Increase, an amount determined by relevant decision of the Board may be covered by contribution in kind, cancelling the pre-emption rights in respect of this part of the Increase also for all existing shareholders of the Bank, common and preference. Specifically, this part of the Increase may be covered (a) through Mandatory Conversion of capital instruments and eligible liabilities that can be subject to Article 6a par. 2 of Law 3864/2010, as amended, as provided for in the Cabinet Act issued under the above Article of Law 3864/2010, and (b) by contribution of ESM-issued bonds held by the HFSF (if it participates through contribution in kind), as provided for in Article 7.3 of Law 3864/2010 for an amount to be determined by the Board in compliance with the apportionment under Article 2 of Cabinet Act 36/02.11.2015.

It is proposed that this coverage option (i.e. by contribution in kind) be reserved by the Bank only for the holders of liabilities subject to the Liability Management Exercise through the Mandatory Conversion and for the HFSF, cancelling the pre-emption right of any other shareholder of the Bank, common or preference, as set out in Article 5 of the Bank’s Articles of Association (the In-Kind Increase).

In particular, we propose that the Increase may be covered as follows:

The In-Cash Increase (under c.1. hereinabove)

c.1.A. Up to EUR 741 million may be covered by the cash amount owed by the Bank to investors who accept the buy-back of their securities thereby participating in the Exchange Offer dated 2 November 2015, as per the specific terms and provisions of such offer. The said amount corresponds to 100% acceptance of the Exchange Offer by the eligible investors.

In particular, on 2 November 2015, the Bank launched the Offer to Exchange subordinated debt, hybrid capital and senior unsecured debt instruments (the Exchange Offer). According to this, in order to strengthen its regulatory capital, the Bank launched a tender offer to the holders of the following instruments regarding the transactions below, on a voluntary basis, as follows:

•                 To holders of hybrid capital:

•                 sale and exchange up to the total hybrid capital with common shares to be issued by the Bank in the context of the upcoming share capital increase, at 30% of its nominal value.

•                 To holders of subordinate debt:

•                  sale and exchange up to the total subordinate debt with common shares to be issued by the Bank in the context of the upcoming share capital increase, at 75% of its nominal value.

•                 To holders of senior unsecured debt:

•                  sale and exchange up to the total senior unsecured debt with common shares to be issued by the Bank in the context of the upcoming share capital increase, at 100% of its nominal value.

The exchange of the said instruments shall be effected at the Offer Price.

The said transaction is expected to be completed by 11 November.

According to the terms of the Exchange Offer, the said instruments shall be purchased by the Bank and the corresponding price in cash shall be deposited into the special account of Article 11.6 of Codified Law 2190/1920 as an advance for the Increase. The Bank shall subscribe each investor accepting the Exchange Offer for the corresponding amount in cash paid to him, as per the terms of the Exchange Offer, and the investor will receive the number of New Shares corresponding to the said amount.

Note that the said Exchange Offer does not apply to Non-Voting Preference Shares (as set out in the Company’s Articles of Association).

c.1.B Up to EUR 4,602 million may be covered in cash paid by the offering of up to the total of New Shares (which does not constitute a public offering as per applicable legislation) to international institutional and other qualified investors by means of an international book-building process, as well as by public offering in Greece to follow. The book-building process (hereinafter International Offer) will be completed before the EGM to approve the Increase is held. Satisfaction of the above subscriptions by institutional and other investors who will undertake to cover up to the total New Shares within the context of the International Offer will be determined at the discretion of the Bank’s Board of Directors.

c.1.B.a If any New Shares remain unsubscribed, despite the above, the Board is entitled in any event to offer them by means of private placement, at its discretion, to any person at the Offer Price and under the terms of the relevant legislation.

The In-Kind Increase (c.2.)

If the amount of the Total Increase has not been fully covered by the participation of individuals in the In-Cash Increase, as above, and subject to paragraph c.3 hereinbelow, any amount out of the Total Increase amount (i.e. out of EUR 4,602 million) remaining uncovered, shall be covered pursuant to the provisions of Law 3864/2010, as amended by Law 4340/2015, and specifically:

c.2.A.  An amount up to the amount determined by the Board’s relevant resolution may be covered through the implementation of Mandatory Conversion, as per the applicable provisions of Articles 6 and 6a of Law 3864/2010, as amended, and pursuant to the specific provisions of the Cabinet Act to be issued in accordance with Article 6a.4 of the said law,

c.2.B. An amount to be determined by relevant resolution of the Bank’s Board of Directors, following the issuance and implementation of the said Cabinet Act on Mandatory Conversion, may be covered by the HFSF by contribution of ESM-issued bonds (held by the HFSF), in accordance with the provisions of Cabinet Act 36/2.11.2015 regarding apportionment of the HFSF participation among the common shares and the contingent convertible bonds, as well as regarding issuance and conversion of the latter (provided for in the same Cabinet Act).

c.3. Partial Coverage of the Increase and Issuance of the Contingent Convertible Bonds under item 3 of the agenda

In any event the amount by which the Increase shall be covered plus the amount of the contingent convertible bonds to be issued under item 3 of this agenda cannot exceed in aggregate the amount of the Total Increase, i.e. EUR 4,602 million.

Accordingly, the following can/may apply upon coverage of the Increase:

a. If the Total Increase is fully covered by the In-Cash Increase through the participation of private investors only, the issue of the convertible bond loan under Article three of this agenda is no longer necessary.

b. If the amount by which the In-Cash Increase is finally covered by private investors plus the amount of the In-Kind Increase finally covered through Mandatory Conversion of capital instruments and eligible liabilities under Article 6a of Law 3864/2010, as amended, is equal to or over EUR 1,576 million (i.e. the amount indicated by the Comprehensive Assessment as NBG’s baseline scenario capital shortfall) the In-Cash Increase shall remain in force. The unsubscribed New Shares as above shall be fully covered in the context of the In-Kind Increase. If the said remaining part of the Total Increase fails to be covered in all or in part, or totally lacks coverage, the Increase shall finally be covered by the amount actually paid up (Article 13a par. 1 of Codified Law 2190/1920) and the Board shall accordingly amend Article 4 of the Bank’s Articles of Association. The remaining amount out of the Bank’s capital requirements shall be covered by issuing the contingent convertible bonds under item 3 of the agenda. The said allocation cannot violate the apportionment among the contingent convertible bonds and the common share that the HFSF is entitled to take out in a bank under recapitalization as per Article 2 of Cabinet Act 36/02.11.2015.

c. If the amount by which the In-Cash Increase is finally covered by private investors plus the amount of the In-Kind Increase finally covered through Mandatory Conversion of capital instruments and eligible liabilities under Article 6a of Law 3864/2010, as amended, is lower than EUR 1,576 million (i.e. the amount indicated by the Comprehensive Assessment as NBG’s baseline scenario capital shortfall) the In-Cash Increase shall be revoked by the Bank in its entirety and shall cease to apply, as if it was never in force, and any subscriptions for taking out shares in the Increase (through private investors’ participation in the In-Cash Increase) shall be deemed as never addressed to the Bank. The Bank shall promptly refund any amounts paid to this end without obligation to pay interest thereon. The unsubscribed New Shares as above shall be fully covered in the context of the In-Kind Increase (and in the context of the In-Cash Increase, in all or in part, if the HFSF decides to participate through payment of cash in all or in part). If the said remaining part of the Total Increase fails to be covered in all or in part, or totally lacks coverage, the Increase shall finally be covered by the amount actually paid up (Article 13a par. 1 of Codified Law 2190/1920) and the Board shall accordingly amend Article 4 of the Bank’s Articles of Association. The remaining amount out of the Bank’s capital requirements shall be covered by issuing the contingent convertible bonds under item 3 of the agenda. The said allocation cannot violate the apportionment among the contingent convertible bonds and the common share that the HFSF is entitled to take out in a bank under recapitalization as per Article 2 of Cabinet Act 36/02.11.2015.

Coverage deadline: It is proposed that the Increase is covered by 11 December 2015, i.e. by the date designated by the Single Supervisory Mechanism as the deadline for covering capital shortfalls. If the said deadline is not set as the final date for covering this Increase, then the maximum time provided by Greek company law, i.e. four (4) months as of approval of this increase, shall apply.

(d) Pre-emption rights: It is proposed that pre-emption rights be cancelled for both the In-Cash and the In-Kind Increase for the reasons specified in the Board Report as per Article 9.1 of Law 3016/2002, Article 4.1.4.1.2 of the Athens Exchange Rulebook, and Article 13.10 of Codified Law 2190/1920, as amended, which is reproduced in full under point (B) hereinbelow.

(e) Granting of authorities to the Board: It is proposed that the Board be authorized to specify any other issue related to the Increase, particularly including:

(1) determining the details regarding procedures and technical matters related to the Offer of the New Shares by private placement to international qualified investors by means of an international book building process, and the public offering of New Shares in Greece (without book building in Greece as per the relevant decision of the HCMC on public offerings in Greece), including the authority to specify the Offer Price, as per Article 13.6 of Codified Law 2190/1920,

(2) preparing and finalizing the offer document for the private placement abroad and the Information Circular for the public offering in Greece, and the listing of the New Shares on the ATHEX, and approval of such by the HCMC.

A.2. Information on the use of funds raised in the previous share capital increase

The funds raised were used in toto to strengthen the Core Tier I capital of the Group in accordance with section 4.1.4 of the Offering Circular of 13.05.2014. Below are reproduced verbatim the Bank’s Report on Use of Funds Raised of 28 August 2014 and the related Report on Findings from carrying out agreed-upon procedures by the Certified Public Accountant regarding the use of funds raised in the Bank’s share capital increase by payment in cash pursuant to the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 10 May 2014.

“Report on use of funds raised

NATIONAL BANK OF GREECE S.A.

Reg. No 6062/06/B/86/01, Tax Authority: F.A.E.E. Athinon

Headquarters: 86 Eolou St, GR 10232 Athens

USE OF FUNDS RAISED FROM THE BANK’S SHARE CAPITAL INCREASE THROUGH THE ISSUANCE OF NEW COMMON REGISTERED VOTING SHARES BY PAYMENT IN CASH UP TO EURO 2,500 MILLION, THROUGH A BOOK-BUILDING PROCESS SUBSCRIBED TO BY INSTITUTIONAL AND OTHER QUALIFIED INVESTORS WHICH WAS HELD ABROAD AND CANCELLATION OF PRE-EMPTION RIGHTS OF EXISTING (COMMON AND PREFERENCE) SHAREHOLDERS, PURSUANT TO THE DECISION OF

THE EXTRAORDINARY GENERAL MEETING OF THE BANK’S SHAREHOLDERS HELD ON 10 MAY 2014.

According to Article 5 of Law 3556/2007 and the decisions 6 and 7/448/2007 of the Board of Directors of the Hellenic Capital Market Commission (“HCMC”), as amended and in force, as well as Article 4.1.2 of the Athens Exchange (“ATHEX”) Rulebook and decision 25/17.07.2008 of the ATHEX, as amended and in force, it is hereby disclosed that of the Bank’s share capital increase by payment in cash up to Euro 2,500 million through a book-building process subscribed to by institutional and other qualified investors which was held abroad, and cancellation of pre-emption rights of the existing (common and preference) shareholders, pursuant to the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 10 May 2014, 1,136,363,637 new common registered voting shares were issued and funds of Euro 2,500,000,001.40 raised . On 12 May 2014, the Bank’s Board of Directors certified that the share capital increase was fully covered. By virtue of its decision of 16 May 2014, the ATHEX accepted the 1,136,363,637 newly issued common, registered voting shares for trading. On 20 May 2014, trading of the shares commenced on the ATHEX.

USE OF FUNDS RAISED FROM THE SHARE CAPITAL INCREASE BY PAYMENT IN CASH

Description of Use of Funds	Total funds raised (amounts in €)	Use of funds as at 30/06/2014 (amounts in €)	Balance of funds (amounts in €)
1. Strengthening of the Bank’s capital base.	2,500,000,001.40	(2,500,000,001.40)	—
2. Cost of Issuance	(73,751,873.40)	73,751,873.40	—
Total	2,426,248,128.00	(2,426,248,128.00)	—

Athens, 28 August 2014

THE CHAIRMAN OF THE BOARD	CEO:	THE DEPUTY
CEO
AND CFO

GEORGE P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

Report on Findings from performance of agreed-upon Procedures in respect of the Report on use of funds raised

REPORT ON FINDINGS FROM PERFORMANCE OF AGREED-UPON PROCEDURES IN RESPECT OF THE REPORT ON USE OF FUNDS RAISED

To the Board of Directors of National Bank of Greece S.A.

We have performed the procedures agreed by virtue of the task assignment letter dated 25/07/2014, as enumerated below, on the Report on Use of Funds Raised (hereinafter the “Report”). The Management of National Bank of Greece S.A. (hereinafter the “Bank”) is responsible for the preparation of the said Report pursuant to the provisions of Decision 7/448/11.10.2007 of the Hellenic Capital Market Committee and Decision 25/17.07.2008 of ATHEX (hereinafter “Decisions”).

We performed this procedure in line with the International Standard on Related Services 4400, applicable to “engagements to perform agreed-upon procedures regarding financial information”. Our responsibility is to perform the following agreed-upon procedures and report our findings to you.

Procedures performed

Specifically, the procedures we performed can be summarized as follows:

1)             We considered whether the Report is in line with the said Decisions.

2)             We considered whether the content of the Report is consistent with the content of the Information Memorandum issued by the Bank on 13/05/201, as well as with the relevant decisions and announcements of the Bank’s competent bodies.

3)             We considered whether the share capital increase amount quoted in the Report is identical to (a) the respective amount approved by virtue of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 10/05/2014, (b) the amount quoted in the said Information Memorandum, and (c) the amount deposited in the bank account under No 101.00.2002284790 (IBAN GR 11014010101002002284790), held by the Bank with “Alpha Bank S.A.”

4)             We investigated whether the amount certified by the Bank’s Board by virtue of its decision dated 12/05/2014, is identical to the amount entered in the Bank’s books and records, within the context of the said share capital increase, also reviewing the relevant book entries.

5)             We compared the cost of the share capital increase set out in the Report with the respective amount deriving from the Bank’s books and records, performing audits of relevant documentation on a sample basis.

6)             We considered whether the funds raised from the share capital increase were allocated in line with the Information Memorandum in order to:

i)                cover the capital shortfall between the capital actions approved by the Bank of Greece (amounting to EUR 1,040 million) and the EUR 2,183 million capital needs identified by the Bank of Greece, i.e. a shortfall of EUR 1,143;

ii)             strengthen its capital position, providing further flexibility to its capital base, in light of the implementation of Basel III rules.

Findings:

Within the context of the said procedures, we found that:

1)             The content of the Report is in line with the said Decisions.

2)             The content of the Report is consistent with the content of the Information Memorandum circulated by the Bank on 13/05/2014, as well as with the relevant decisions and announcements of the Bank’s relevant bodies.

3)             The share capital increase amount quoted in the Report is identical to (a) the respective amount approved by virtue of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 10/05/2014, (b) the amount quoted in the said Information Memorandum, and (c) the amount deposited in the bank account under No 101.00.2002284790 (IBAN GR 11014010101002002284790), held by the Bank with “Alpha Bank S.A.”

4)             The amount certified by the Bank’s Board by virtue of its decision dated 12/05/2014, is identical to the amount entered with the Bank’s books and records, within the context of the said share capital increase, also reviewing the relevant book entries.

5)             From our audit, on a sample basis, of the relevant documentation, the cost of the share capital increase set out in the Report agrees with the respective amount deriving from the Bank’s books and records.

6) The funds raised from the share capital increase were allocated in line with the Information Memorandum in order to:

i)                  cover the capital shortfall between the capital actions approved by the Bank of Greece (amounting to EUR 1,040 million) and the EUR 2,183 million capital needs identified by the Bank of Greece, i.e. a shortfall of EUR 1,143;

ii)             strengthen its capital position, providing further flexibility to its capital base, in light of the implementation of Basel III rules.

Given that the performance of the said procedures does not constitute an audit or review in accordance with IAS or the International Standard on Review Engagements, we do not express any other opinion further to what we state above.

Had we performed additional procedures or had we performed an audit or review in accordance with IAS or the International Standard on Review Engagements, it is possible that other matters might have come to our attention which we would have reported to you.

Use is restricted

This Report is addressed solely to the Bank’s Board of Directors in the framework of its compliance with the applicable regulatory framework of the Athens Exchange. Consequently, this Report is not to be used for any other purpose as this report relates only to the items specified above and does not extend to the six-month financial statements published by the Bank for the period which ended on 30 June 2014, with regard to which we have issued a separate six-month financial report dated 29 August 2014.

Athens, 29 August 2014

Certified Public Accountant

Beate Randulf

Reg. No SOEL E 37541

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str. GR 151 25 Marousi

Reg. No SOEL E 120

A.3. Information that should give a clear and full picture of the investment plan of the issuer, the timeframe for its implementation, and a breakdown of the way in which the funds raised will be used

The Increase is carried out in compliance with the Capital Plan approved by the Single Supervisory Mechanism (SSM) and in accordance with the Recapitalization Program and the total funds to be raised through the Increase, up to EUR 4,602 million will be used exclusively to meet the Bank’s capital needs, as such have been determined by the latest Comprehensive Assessment.

No other use for the raised funds is foreseen by the Bank’s Board.

A.4. Announcements by major shareholders

The procedure, the formalities, restrictions and terms related to possible participation of the majority shareholder of existing common NBG shares (i.e. the HFSF) in the Increase and issue of a convertible bond loan are subject to Law 3864/2010, as amended by Law 4340/2015 and Cabinet Act 36/02.11.2015.

A.5. Information on the offer price and whether it can be higher than the market price at the time it goes ex rights

The Board proposed that the offer price of the New Shares be determined by the EGM which will approve the Increase as well as the cancellation of the existing shareholders’ pre-emption rights (the Offer Price). Specifically, it is proposed that the EGM determine the Offer Price of New Shares taking into account the offer price arising from the book-building process subscribed to by institutional and other qualified investors which will be completed before the General Meeting within the context of the offering of New Shares through private placement to qualified investors abroad and pursuant to Article 7.5 of Law 3864/2010, as amended. In the event that the said General Meeting fails to determine the Offer Price for any reason whatsoever, it is proposed that the Bank’s Board be granted authorization, as per Article 13.6 of Codified Law 2190/1920, to specify the Offer Price.

The Offer Price shall be the same for all investors who take up New Shares, thereby participating in the Increase, regardless of which part of the said Increase they participate in by payment in cash or contribution in kind, including the persons under Article 6a of Law 3864/2010, as amended, who will participate due to the Mandatory Conversion of the capital instruments and/or eligible liabilities they hold, in the context of the said burden sharing prior to the provision of the state aid (the Mandatory Conversion).

Likewise, it is proposed that the Board of Directors be authorized to determine the absolute number of New Shares to be issued under the Increase, on the basis of the Offer Price determined by the Board, as above.

The Offer Price cannot be lower than the nominal value of the Bank’s common share, i.e. EUR 0.30 per share (Article 14 of Codified Law 2190/1920).

It is furthermore proposed that it will be possible for the Offer Price to be higher than the stock exchange price of NBG shares at the date on which the Offer Price is determined.

B. Reasons for the cancellation of the Pre-emption right of common and preference shareholders in the in-Cash Increase and in the in-Kind Increase

The said cancellation is deemed expedient for the following reasons:

• the proposed cancellation of the pre-emption rights of existing shareholders in the Increase is part of the Bank’s broader plan to increase private capital participation in the Bank’s equity, and thereby to enable reduction of state support. In particular, it is anticipated that the proposed cancellation, combined with the allocation, at the discretion of the Board, of New Shares to investors who will participate in the International Offer and the Public Offering in Greece will enhance the participation of purely private capital in the Increase. The said broadening of the equity base should have a positive impact on the equity dispersion and the tradability of NBG stock.

• In addition, due to the requirements posed by state aid legislation regarding participation of the HFSF, which is the principal shareholder of the Bank, in this present share capital increase by exercising its pre-emption rights, and also due to the suggested raise of funds exclusively from the private sector for the purpose of covering the present share capital increase, it is imperative that new private investors be found who will be in a position to participate in the Increase and inject significant volumes of capital. These investors are “qualified investors”, as defined by Law 3401/2005, as amended and in force, and they will not be participating in the Increase via a public offering, but via a book-building process by which the Bank will be able to select the eventual investors, with the approval of shareholders at the EGM that will follow the book-building process, as per the provisions of Codified Law 2190/1920 governing the cancellation of pre-emption rights.

• Thanks to the cancellation of the pre-emption rights of existing shareholders, the fast-tracking of relevant procedures will enable the Bank to complete the Share Capital Increase without delay within the deadline set by the European Central Bank (11 December 2015).

• The successful completion of all the various stages of the share capital increase within the time limits set (through to the commencement of the trading of the new shares), not just before the lapse of the ultimate deadline set by the supervisory Authority (11/12/2015), but even before, within a time period sufficient for the Bank to raise as many funds as possible, especially from foreign qualified institutional investors, before the commencement of the usual annual “closing” procedure as regards their investment positions in financial instruments (end of November) and avoiding, if possible, international investment uncertainties and any unforeseen adverse developments across the geographical market where the NBG Group is active, favors the fast-tracking of the share capital increase procedure which entails the cancellation of the pre-emption right of existing shareholders.

• The said target for optimum success of the share capital increase is of high priority for the Bank, and directly linked to its very existence, in view of the need to meet the minimum said capital requirements with the support of the private sector, so as to avoid the adoption of supervisory measures for the resolution of financial institutions. The Board believes that this cause is better served through the raising of funds with the cancellation of existing shareholders’ pre-emption rights (which would slow down the procedure by at least 2-4 weeks, due to the relevant formalities involved), also taking into account that the performance of a public offering of newly issued shares in Greece within a shorter period of time will enable the satisfaction of demand even by existing shareholders in Greece who wish to primarily (not via the ATHEX) obtain new NBG shares.

• The present Board proposal for the cancellation of pre-emption rights within the context of the share capital increase was also encouraged by the fact that the respective practice was also implemented (cancellation of pre-emption right) by all four (4) systemic banks during last year’s private-fund raising, and it is believed to have helped increase investment interest by foreign institutional investors thanks to the limitation of the time required for the commitment of offered funds, as of the completion of the book building process through to the commencement of trading of the shares distributed.

In view of the above (regarding the In-cash Increase) and the fact that Article 5 of the Bank’s Articles of Association provides for the exercise of the pre-emption right also in cases of In-Kind share capital increase, it is necessary that the shareholders’ pre-emption right be cancelled for this case too. This, however, applies given that the other shareholders/investors, except for the HFSF and the beneficiaries of capital instruments and eligible liabilities of Article 6a of Law 3864/2010, as amended, will not be entitled to participate in the said Share Capital Increase by contribution in kind.

C. In light of the foregoing, the Board of Directors proposes an amendment to Article 4 of the Bank’s Articles of Association, as follows:

1) Amendment to Article 4 par. 1 as follows:

“1. The Bank’s share capital amounts to EUR [•], divided into [•] common shares of a nominal value of EUR [•] each.”

2) Addition of the following point in paragraph 2 of Article 4:

“(lxiii) By resolution of the Extraordinary GM of [•], combined with Cabinet Act            [•] regarding the implementation of the measures under Article 6a of Law 3864/2010, the Bank’s share capital was increased by [•] through the issue of [•] new common voting shares of the Bank by payment in cash and contribution in kind pursuant to Law 3864/2010 and Cabinet Act          , as per the specific terms of the aforesaid resolution. Accordingly, the Bank’s share capital amounts to EUR [•], divided into [•] common shares of a nominal value of EUR [•] each.”

3.              Issue of a convertible bond loan pursuant to Law 3864/2010, as applicable, and Cabinet Act 36/2.11.2015, through the issuance of direct, unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank, payable by contribution in kind and/or payment in cash. Cancellation of pre-emption rights of the existing shares on taking up the issued convertible bonds and offering them exclusively to the HFSF, in implementation of the aforesaid provisions. Granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer the bonds taking into consideration the terms for covering the share capital increase as described in item 2 of the agenda.

Required Quorum:	1/5 of total common shares with voting rights
Required Majority:	50% of the total of the voting rights (present or represented by proxy) plus one vote.

Pursuant to the Recapitalization Program, the Bank is entitled to issue contingent convertible bonds (CoCos), which will be covered in their entirety by the HFSF against contribution in kind to the Bank in the form of ESM bonds or through payment in cash, the issuance of which may follow or precede the Bank’s capital strengthening by the HFSF through its share capital increase with the issuance of new, common shares, pursuant to Cabinet Act No. 36/2.11.2015.

Pursuant to the above, it is proposed that the EGM approve the issuance of a contingent convertible bond loan, the main terms of which, as per articles 1 and 2 of Cabinet Act 36/2015 and Law 3156/2003, are as follows:

Nominal value:  Each bond shall have a nominal value of one hundred thousand Euro (EUR 100,000.00) and is issued at par.

Type of Bonds: These bonds may be issued in dematerialized form and registered upon request by the HFSF in the electronic records of non-listed securities, kept with the ATHEX.

They shall be issued as convertible bonds in line with the special provisions of Article 1 of Cabinet Act 36/2.11.2015 and Law 3156/2003.

Total Amount: It is proposed that the amount be determined by resolution of the Board of Directors as described in point (c) with regard to the coverage of the Increase under agenda item 2.

Duration: The bonds are perpetual, without predefined maturity date, unless they are paid by the Bank or converted, as set out below.

Supervisory treatment: The bonds shall be added to the credit institution’s equity and be subject to Greek law.

Conversion Right / Conversion Price:

A) If at any time the Bank’s Common Equity Tier 1 capital (CET 1) divided by the total value of its risk-weighted assets, whether calculated on a consolidated or separate basis, in compliance with the Capital Requirement Regulations (Risk Weighted Assets), which is calculated either on a consolidated or separate basis, falls below 7% (Trigger Event), the Bank is under obligation to convert the bonds by issuing common shares to each bond holder (Conversion Shares), dividing 116% of the nominal value of each common share by the price per common share, as defined in the above mentioned Increase of the Bank (Conversion Price). The resulting amount is further divided by the percentage share of the bond holder in the total bond loan.

In this event, the Bank is under obligation to inform bond holders that the Trigger Event has occurred, by announcing the conversion date of the bonds, which should be no more than one month or even less if requested by the Single Supervisory Mechanism (SSM or Supervisor) after the Trigger Event has occurred (Conversion Date), the Conversion Price and the procedures, if any, that should be followed by the bond holders in order to receive the Conversion Shares (Announcement of Conversion). The Announcement of Conversion shall be made forthwith after the Trigger Event has occurred and in any case no later than 5 days before the Conversion Date.

In addition, the Bank is obliged to update immediately the ECB, which acts in the frame of the SSM in respect of the occurrence of the Trigger Event.

B) Automatic Conversion: The bonds are converted automatically into common shares of the Bank, if for any reason the Bank does not pay, in full or in part, the interest due on two Interest Due Dates (as defined by the applicable legislation). For the avoidance of doubt, the two Interest Due Dates are not necessarily consecutive. The bond holders will receive the number of Conversion Shares that results from the division of 116% of the nominal value of the outstanding bonds by the Conversion Price (as defined below) and a further division by the percentage share of the bond holder in the total bond loan.

The Conversion Price of the bonds shall be adjusted in the event of specific corporate trades.

After being converted, the bonds are cancelled and will not be reissued; nor will their nominal value be restored for any reason.

Interest rate: The bonds yield interest posted (a) at an annual interest rate of 8% (Initial Interest Rate) as of the issue date of the bonds (Issue Date) up to the 7th annual anniversary after the Issue Date (7th Anniversary) and (b) thereafter, if not repaid, at the currently applicable Adjustment Interest Rate. The Adjustment Interest Rate is defined in respect of an Adjustment Period (as defined below), as the sum of: (a) the 7-year Mid-Swap Interest Rate for the specific Adjustment Period plus (b) a margin which equals the difference between the Initial Interest Rate and the 7-year Mid-Swap Interest Rate as at the Issue Date.

The interest shall be paid as accrued annually at each Interest Payment Date.

The Interest Payment Period is the period from (and including) the Issue Date or the Interest Payment Date through to (but not including) the next Interest Payment Date.

The first Adjustment Period starts at the 7th Anniversary. Thereafter, each Adjustment Period shall commence as at the expiry of the previous period and end at its 7th anniversary.

The payment of the Interest (whether in whole or in part) is exclusively subject to the discretion of the Board of Directors of the Bank and, if paid, shall be paid in cash.

If the Bank opts not to pay any interest, this interest is cancelled and not accumulated.

The Bank’s Board of Directors has the right, at its own absolute discretion, to pay interest in the form of common shares of the Bank (for the avoidance of any doubt, these common shares will be issued on a primary basis to this specific end).

The number of common shares issued for this purpose should be equal to the amount of Interest divided by the current value of the credit institution’s common shares as at the Interest Payment Date (for as long as the common shares are listed for trading on a regulated market), otherwise by the value of CET 1 capital corresponding to one common share, according to the last separate disclosed financial statements of the credit institution before the Interest Payment Date, or to the nominal value of the common share, whichever is higher.  In the event that the credit institution’s Board of Directors takes such decision, the Share Capital Increase takes place automatically and without any other procedural requirements or corporate resolutions (including the consent of its shareholders) and the respective common shares are issued automatically.

For the avoidance of doubt, each interest payment is subject to the applicable restriction on the Maximum Distributable Amount (MDA) set out in Article 141 of the Capital Requirements Directive.

Ranking of relevant claims: If the Bank goes into administration, the bonds are ranked as follows:

(a) pari passu with common shares of the Bank and any other liability which is agreed to be ranked pari passu with the bonds (Pari Passu Liabilities);

(b) after all claims of all creditors (including all subordinated creditors), including, without limitation, claims of the Bank in relation to liabilities that are considered Additional Tier 1 or Tier 2 Capital, but excluding Pari Passu Liabilities (Senior Rank Liabilities).

In the event that the Bank goes into administration, the bond holders reserve the right on any outstanding assets of the credit institution (available for distribution after full repayment of all Senior Rank Liabilities) before any Conversion Date (as defined below), corresponding to the nominal value of the bonds plus any accrued but unpaid interest.

Subject to the provisions of mandatory rules, bond holders have no offset, security or guarantee right that may upgrade the ranking of their claim if the Bank goes into administration.

Acquisition right or right of amendment of the terms unilaterally by the Bank: The Bank may decide, at its own discretion, to repay all or part of the bonds at any time, at their initial nominal value, plus any accrued and unpaid interest (excluding any cancelled interest), subject to the following conditions (Repayment or Acquisition Terms):

a. the Bank has obtained the relevant approval that may be required (or non-objection or waiver of obligation pursuant to the applicable Regulation (EU) 575/2013 of the European Parliament and of the Council, or any future regulations applicable from time to time (Capital Requirement Regulations) of Law 4261/2014 (A 107) transposing Directive 2013/36/EU into Greek law (or any other transposed directives applicable from time to time) (Capital Requirement Directives) and jointly with Capital Requirement Regulations, the “Capital Rules” of the Supervisory Authority; and

b. all other claims are satisfied, which are prior to the repayment or acquisition, as set out in the applicable Capital Rules.

The repayment at the Bank’s discretion shall be made in cash.

If the credit institution opts to repay the bonds, but prior to the repayment date a Trigger Event occurs, the announcement of the repayment is automatically recalled and the bonds shall remain unpaid (and are subject to conversion at the Conversion Date).

Bond holders are not entitled to claim repayment of the bonds by the Bank at any time, but they are entitled to convert their bonds into common shares of the Bank at the 7th Anniversary by means of the issue of shares for each bond holder, to be set by dividing 116% of the nominal value of the outstanding bonds by the Conversion Price and further dividing it by the percentage share of the bond holder in the total bond loan.

Securities Substitution Right If a Supervisory Event or Tax Event with regard to the bonds occurs, the Bank may substitute all (and not only a part of) the bonds or amend the terms of all (and not only a part of) the bonds, without prior consent or approval of their holders, so as to become or remain Special Transferable Securities.

“Special Transferable Securities” are transferable securities (a) which in line with the Capital Rules or pursuant to the provisions of any regulatory or implementing technical standards adopted by the European Commission, any applicable guidelines or recommendations issued from time to time by the EBA pursuant to Regulation (EU) 1093/2010 (and in any case, subject to any authorized discretion or interpretation by the Supervisory Authority with regard to the applicable requirements), fulfil the requirements and are considered for any purpose regulatory capital (i.e. CET 1, as stated under Title I, Part Two of the Capital Requirement Regulations) of the credit institution on a separate and/or consolidated basis, and (b) whose terms and conditions are not materially less favorable for their holders than those applying to the bonds.

In the event of change or amendment in laws or regulations of any tax jurisdiction (or change in this jurisdiction or tax authority), including, without limitation, changes in the interpretation of applicable laws and regulations, and changes in the international tax conditions (Change of Tax Legislation), a Tax Event occurs if the credit institution has to pay, as a result, to bond holders any additional amounts or is not in a position to request a tax break due to interest on the bonds (or such tax break will be materially reduced) or the credit institution will accountable for any tax credit in the event of conversion of bonds. Supervisory Event means the occurrence of a change (or a pending change that the Supervisory Authority considers to be sufficiently certain) in the regulatory classification of bonds pursuant to Capital Rules, as a result of which the total nominal value of the bonds ceases to count as CET 1 capital of the credit institution (on a consolidated or separate basis).

Transfer of Bonds

The bonds may be transferred only with the consent of the credit institution (which cannot be rejected unreasonably) and the consent of the Supervisory Authority, in line with article 7.5 (c) of Law 3864/2010.

Obligations of the Bank: A dividend on the common shares of the credit institution may not be paid out if the credit institution has decided not to pay interest on the previous Interest Payment Date.

Each payment shall be free of any tax deduction of the Greek State, unless otherwise provided for by law. If required, any additional amounts shall be paid by the Bank subject to the usual restrictions on tax compensation (gross up amounts).

It is further proposed to the shareholders that the Bank’s Board of Directors be authorized to issue the said contingent convertible bond loan, cancelling pre-emption rights for the reasons cited in the Report of the Board of the Bank dated 03/11/2015, under Article 13.10 of Law 2190/1920 and Article 7 of Law 3864/2010, as cited below:

“Report of the Board of the Bank under Article 13.10 of Codified Law 2190/1920 regarding the pre-emption rights and the offer price of contingently convertible bonds to be issued in implementation of Law 3864/2010 and Cabinet Act 36/02.11.2015

A. Issuance of a convertible bond loan, in accordance with Law 3864/2010 as amended, and Cabinet Act 36/02.11.2015, through the issuance of direct, unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank in a total principal amount of up to EUR 3,451.5 million, to be paid by contribution in kind or payment in cash. Cancellation of the pre-emption rights of the existing shareholders of the Bank when the issued convertible bonds are taken up by and exclusively offered to the HFSF, in accordance with the above provisions — Terms of the issue.

The Bank is entitled to raise funds, pursuant to the terms and limitations of Law 3864/2010, as amended, of Cabinet Act 36/02.11.2015 and the general provisions of Codified Law 2190/1920, provided that the latter conform with the said special provisions regarding corporate share capital increases (the Recapitalization Program), through the issuance of contingently convertible bonds, governed by the terms of Articles 1 and 2 of Cabinet Act 36/02.11.2015 and of new common shares.

Specifically, Article 2 of Cabinet Act 36/02.11.2015 provides for the following with respect to the apportioning of the HFSF’s participation between common shares and contingently convertible bonds:

“      1 . In the event that the HFSF grants the capital injection provided for under Article 7 of Law 3864/2010 and the credit institution taking advantage thereof is subject to the exception under inner Article 32.3.d.cc of Article 2 of Law 4335/2015 (A87) (precautionary recapitalization), then the capital injection is allocated as follows:

a. 25 % of the capital injection consists of common shares, and

b. 75% of the capital injection consists of contingently convertible bonds under Article 1 hereof.

2. In the event that the HFSF grants the capital injection provided for under Article 7 of Law 3864/2010 in implementation of Article 6B of the same Law, then the capital injection is allocated as follows:

a. up to the amount required in order to cover losses already incurred by the institution or likely to be incurred in the near future, with common shares

b. to cover the residual amount, which would correspond to precautionary recapitalization, 25% with common shares and 75% with contingently convertible bonds under Article 1 hereof.

In view of the above, the Board proposes to the EGM of Shareholders of the Bank the issuance of a contingently convertible bond loan which will be covered in toto by the HFSF against contribution in kind to the Bank of EFSF bonds or against payment in cash, the terms of which are expressly set out in Article 2 of Cabinet Act 36/02.11.2015.

B. Reasons for cancelling the pre-emption rights of common and preference shareholders in the issuance of contingently convertible bonds under Law 3864/2010 and Cabinet Act 36/2015

The Board deems the said cancellation to be appropriate, since Article 5.6 of the Bank’s Articles of Association provides for pre-emption rights of NBG shareholders in cases of issuance of bonds convertible into common shares of the Bank.

Pursuant to Article 2.5 of Cabinet Act 36/02.11.2015, the said bonds may be held only by the HFSF or the Bank, in the event that it exercises the right to buy-back such bonds.

The cancellation of the pre-emption rights of the Bank’s shareholders is in this case imposed by law, since, in accordance with the above, only the HFSF (or the Bank in the event that it exercises the right to buy back such bonds) is entitled to hold contingently convertible bonds issued in the context of implementing the Recapitalization Program.

C. Justification for the offer price and conversion price of the contingently convertible bonds issued under Law 3864/2010 and Cabinet Act 36/2015

The terms of issue of the said bonds are expressly provided for under Article 1 of Cabinet Act 36/02.11.2015 and no financial institution is entitled to diverge therefrom.

The determination of the offer price and the calculation of the conversion price of the said bonds are included in the above terms.

Specifically, Article 1.5 of the said Act stipulates that the said bonds shall be issued at their nominal value. The nominal value thereof is not allowed to fall short of the nominal value of the Bank’s common shares. The absolute figure of the nominal value thereof shall be determined by the Bank’s Board upon taking a decision on their issuance.

In accordance with Article 1.7 of the same Act, the said bonds shall each be converted to common shares of the Bank at a price equal to the price per each common share of the credit institution, as same will be set out in the credit institution’s share capital increase described in the 2nd item hereinabove of the agenda of the EGM of the Bank’s Shareholders held on [•].”

1.              Granting of authorization to the Bank’s Board of Directors with respect to the Bank’s share capital increase, pursuant to Article 13.1.b and 13.1.c of Codified Law 2190/1920 and Article 1.11 of Cabinet Act No 36/02.11.2015, and cancellation of the pre-emption rights of the Bank’s existing shareholders.

A. In view of Article 1.11 of Cabinet Act No 36/02.11.2015, the Board proposes that it is granted the authorization, as per Article 13.1.b. and 13.1.c. of Codified Law 2190/1920, to be entitled to proceed to a share capital increase for the total amount of the authorization granted, through one or more increases during the validity thereof and solely for the purposes of the above provision.

It is proposed that the above authorization be granted under the following specific terms:

Purpose: To ensure that the Board go ahead with the immediate and unhindered issuance of new, common, registered shares in favor of the HFSF as provided for under Article 11.1 of Cabinet Act 36/02.11.2015, i.e. for the case where the Bank’s Board decides, at its absolute discretion, to pay the annual interest on the convertible bonds under Cabinet Act No 36/02.11.2015 in common shares of the Bank.

In accordance with the relevant provision, the said shares should have been issued primarily.

Validity of authorization: The maximum validity authorized by law, i.e. five (5) years of the date the proposed granting of authorization was approved, with the option to renew same.

Maximum amount of increase / Number of shares to be issued:

• Amount: the total amount of interest the Bank is required to pay for the convertible bonds issued in accordance with Cabinet Act 36/02.11.2015 during the validity of this authorization.

The authorization is valid in any case up to the amount provided for under Article 5 of the Bank’s Articles of Association.

• Number of shares: The number of common shares issued in accordance with this option of the Board should be equal to the amount of the Interest divided by the price of the credit institution’s common shares as at the Interest Payment Date (for as long as the common shares are negotiated on a regulated market), otherwise by the value of the CET 1 capital corresponding to one common share as such arises on the basis of the last separate published financial statements of the credit institution prior to the Interest Payment Date or the nominal value of the common share, whichever is higher.

The absolute number of the shares to be issued shall each time be determined by decision of the Board of Directors with regard to the Bank’s share capital increase in the context of Article 1.11 of Cabinet Act 36/02.11.2015.

Offer price: The price of the credit institution’s common shares as at the Interest Payment Date (for as long as the common shares are being negotiated on a regulated market), otherwise the value of the CET 1 capital corresponding to one common share as such arises on the basis of the last separate disclosed financial statements of the credit institution prior to the Interest Payment Date to the nominal value of the common share, whichever is higher.

The offer price shall not fall short of the nominal value of the Bank’s common share on the date of issuance (in accordance with Article 14 of Codified Law 2190/1920).

Mode / Deadline of coverage: In accordance with Article 1.11 of Cabinet Act 36/02.11.2015, if the Bank’s Board decides to pay interest in the form of common shares, the said Share Capital Increase shall take place automatically and without any further procedural preconditions or corporate decisions (including shareholders’ consent), and the respective common shares shall be automatically issued.

The said shares shall be offered exclusively to the HFSF.

Pre-emption rights: The Board proposes the cancellation of the pre-emption rights in this increase for the reasons set out in detail in the Bank’s Board Report of 03.11.2015, which was prepared in accordance with Article 13.10 of Codified Law 2190/1920 and in implementation of Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook and Article 13.10 of Codified Law 2190/1920, as amended and applicable. This Report is reproduced in full under point (B).

Further authorizations: In view of the above, it is further proposed that the Board have the authority to proceed with any action, material or legal, required by law or deemed necessary for the completion of the share capital increase this authorization refers to, including amendment, completion and finalization of the Board Report set out below under point (B) pursuant to the terms of each share capital increase which will take place during and in accordance with this authorization.

B. In respect of the above, the Board shall submit to the General Meeting a Board Report in compliance with Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook and Article 13.10 of Codified Law 2190/1920, as amended and applicable, stating the following:

“Report of the Board of the Bank in implementation of Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook in respect of the Increase in the Common Share Capital of the Bank in compliance with Law 3864/2010 as amended and Article 13.10 of Codified Law 2190/1920 in respect of the cancellation of pre-emption rights, as amended and applicable.

A.1. Share Capital Increase — Terms of the Increase

A. In view of Article 1.11 of Cabinet Act 36/02.11.2015, the Board proposes that it is granted the authorization, as per Article 13.1.b. and 13.1.c. of Codified Law 2190/1920, to be entitled to carry out a share capital increase for the total amount of the authorization granted, through one or more increases during the validity thereof and solely for the purposes of the above provision.

It is proposed that the above authorization be granted under the following specific terms:

Purpose: To ensure that the Board go ahead with the immediate and unhindered issuance of new, common, registered shares in favor of the HFSF as provided for under Article 11.1 of Cabinet Act 36/02.11.2015, i.e. for the case where the Bank’s Board decides, at its absolute discretion, to pay the annual interest on the convertible bonds under Cabinet Act No 36/02.11.2015 in common shares of the Bank.

In accordance with the relevant provision, the said shares should have been issued primarily.

Validity of authorization: The maximum validity authorized by law, i.e. five (5) years of the date the proposed granting of authorization was approved, with the option to renew same.

Maximum amount of increase / Number of shares to be issued:

• Amount: the total amount of interest the Bank is required to pay for the convertible bonds issued in accordance with Cabinet Act 36/02.11.2015 during the validity of this authorization.

The authorization is valid in any case up to the amount provided for under Article 5 of the Bank’s Articles of Association.

• Number of shares: The number of common shares issued in accordance with this option of the Board should be equal to the amount of the Interest divided by the price of the credit institution’s common shares as at the Interest Payment Date (for as long as the common shares are negotiated on a regulated market), otherwise by the value of the CET 1 capital corresponding to one common share as such arises on the basis of the last separate published financial statements of the credit institution prior to the Interest Payment Date or the nominal value of the common share, whichever is higher.

The absolute number of the shares to be issued shall each time be determined by decision of the Board of Directors with regard to the Bank’s share capital increase in the context of Article 1.11 of Cabinet Act 36/02.11.2015.

Offer price: The price of the credit institution’s common shares as at the Interest Payment Date (for as long as the common shares are being negotiated on a regulated market), otherwise the value of the CET 1 capital corresponding to one common share as such arises on the basis of the last separate disclosed financial statements of the credit institution prior to the Interest Payment Date to the nominal value of the common share, whichever is higher.

The offer price shall not fall short of the nominal value of the Bank’s common share on the date of issuance (in accordance with Article 14 of Codified Law 2190/1920).

Mode / Deadline of coverage: In accordance with Article 1.11 of Cabinet Act 36/02.11.2015, if the Bank’s Board decides to pay interest in the form of common shares, the said Share Capital Increase shall take place automatically and without any further procedural prerequisites or corporate decisions (including shareholders’ consent), and the respective common shares shall be automatically issued.

The said shares shall be offered exclusively to the HFSF.

Pre-emption rights: The Board proposes the cancellation of the pre-emption rights in this increase for the reasons set out in detail in the Bank’s Board Report of 03.11.2015, which was prepared in accordance with Article 13.10 of Codified Law 2190/1920 and in implementation of Article 9.1 of Law 3016/2002, Article 4.1.4.1.2. of the Athens Exchange Rulebook and Article 13.10 of Codified Law 2190/1920, as amended and applicable. This Report is reproduced in full under point (B).

Further authorizations: In view of the above, it is further proposed that the Board have the authority to proceed with any action, material or legal, required by law or deemed necessary for the completion of the share capital increase this authorization refers to, including amendment, completion and finalization of the Board Report set out below under point (B) pursuant to the terms of each share capital increase which will take place during and in accordance with this authorization.

A.2. Information on the use of funds raised in the previous share capital increase

[This section will be updated each time the Board of Directors makes use of the proposed authorization so that the report, on each occasion, will reflect the immediately preceding share capital increase by the Bank.]

A.3. Information that should give a clear and full picture of the investment plan of the issuer, the timeframe for its implementation, and a breakdown of the way in which the funds raised will be used

The Increase is being carried out in implementation of Article 1.11. of Cabinet Act 36/02.11.2015, pursuant to which the credit institution’s Board of Directors has the option, at its absolute discretion, to pay interest in the form of common shares of the credit institution (for the avoidance of any doubt, the said common shares shall be issued on a primary basis to this effect). If the credit institution’s Board so decides, the Share Capital Increase takes place automatically and without any further procedural preconditions or corporate decisions (including the shareholders’ consent), and the respective common shares shall be issued automatically.

No other use for the raised funds is foreseen by the Board.

A.4. Announcements by major shareholders

The procedure, the formalities, restrictions and terms related to possible participation of the majority shareholder of existing common NBG shares (i.e. the HFSF) in the Increase and issue of a convertible bond loan are subject to Law 3864/2010, as amended by Law 4340/2015 and Cabinet Act 36/02.11.2015.

A.5. Information on the offer price and whether it can be higher than the stock exchange price at the time of the ex right.

Due to the nature of the said increase, the offer price shall not be different from that provided for under Article 1.11 of Cabinet Act 36/02.11.2015.

Specifically, the offer price shall be the price of the credit institution’s common shares as at the Interest Payment Date (for as long as the common shares are negotiated on a regulated market), otherwise the value of the CET 1 capital corresponding to one common share as such arises on the basis of the last separate published financial statements of the credit institution prior to the Interest Payment Date or the nominal value of the common share, whichever is higher.

The offer price shall not fall short of the nominal value of the Bank’s common share as at the date of issuance (in accordance with Article 14 of Codified Law 2190/1920), and it may be higher than the market price of the Bank’s share as at the date of issuance of the said shares.

B. Reasons for cancelling the pre-emption rights of the holders of common and preference shares in the Increase

The said cancellation is deemed expedient, as the applicable legislation requires that the new shares be offered solely in favor of the HFSF.

In the same context, given that the HFSF is the sole beneficiary of the claim that is being capitalized under Article 1.11 of Cabinet Act 36/02.11.2015, it would be inappropriate for the shares issued by virtue of the capitalization to be offered to existing shareholders or other investors.”

5.              Issue of a convertible bond loan, up to the amount of EUR 4,602,000,000 with the issue of unsecured bonds contingently convertible into common, registered voting shares of the Bank, on condition that approval has first been obtained from the European Central Bank and the Hellenic Financial Stability Fund. The bond loan shall be covered by payment in cash or contribution in kind. Cancellation of pre-emption rights of existing shareholders and offer of such rights to private investors. Granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer said bonds.

Required quorum:	1/5 of total common voting shares

Required Majority:	50% of the total voting rights (present or represented) plus (+) one vote (present or represented)

A. In the context of the actions the Bank is able to take in order to cover its capital needs and/or maintain the capital adequacy ratio, the Bank proposes the issuance of a contingently convertible bond loan subject to completing and maintaining the In-Cash Increase, in accordance with the specific provisions under point (c) of the recommendation included in item 2 of the agenda of the EGM.

The basic terms of the contingently convertible bond loan shall be the following:

Type/Form: interest-bearing, unsecured, transferable and pari passu among the Bank’s bonds to be issued against the other unsecured liabilities of the Bank.

Bonds: Registered, dematerialized, that can be listed for trading on a regulated market in the European Union.

Nominal value: €0.30.

Amount: Up to the amount equal to the difference between the amount of the Total Increase minus the amount by which the Total Increase will finally be covered.

Duration: Perpetual.

Mode of coverage: By payment in cash or contribution in kind (indicatively, due to capitalization of liabilities).

Conversion right: Bondholders do not have conversion rights. The Bank reserves the conversion right, if an event related to a reduction of the CET 1 capital ratio occurs. In this case, conversion shall take place by unilateral declaration by the Bank. In this light, it is proposed that the Board be authorized to specify in detail the events whose occurrence will cause the said bonds to be converted into common shares, the procedure by which they will be converted, and the reason for the conversion thereof into common shares.

Conversion price: An amount equal to the nominal value of each converted bond divided by the Offer Price of the Bank’s New Shares under item 2 on this agenda. The conversion price may be adjusted in the event of corporate events affecting the financial value of the bonds to be issued.

Acquisition right: The Bank is entitled at any time to buy back the bonds issued.

It is further proposed that the Bank’s Board be authorized to arrange the issue and offering of the said bond loan, the agreeing of the specific terms of the bond loan, including determining its interest rate, and to carry out all necessary material and legal actions for the completion of the offer and conversion thereof, in accordance with the applicable provisions and terms for their issue. Specifically, with respect to agreeing the terms of the bonds, the Board is authorized to set terms that make it possible to include this loan among the capital instruments that enhance CET 1 capital. In any case, the terms of the above bond loan shall be approved by the European Central Bank and the Hellenic Financial Stability Fund.

B. Furthermore, it is proposed to the shareholders that the Bank’s Board be authorized to issue the said contingently convertible bond loan by cancellation of the pre-emption rights for the reasons set out in the Board Report, in implementation of Article 9.1. of Law 3016/2002, Article 4.1.4.1.2 of the Athens Exchange Rulebook, and Article 13.10 of Codified Law 2190/1920, which is reproduced in full below:

“Report of the Board of the Bank in implementation of Article 13.10 of Codified Law 2190/1920 in respect of the cancellation of pre-emption rights regarding the contingently convertible bond loan issued by the Bank and the price of offer of the contingently convertible bonds.

A.            Issue of a convertible bond loan, up to the amount of EUR 4,602,000,000 with the issue of unsecured bonds contingently convertible into common, registered voting shares of the Bank, on condition that approval has first been obtained from the European Central Bank and the Hellenic Financial Stability Fund. The bond loan shall be covered by payment in cash or contribution in kind. Cancellation of pre-emption rights of existing shareholders and offer of such rights to private investors. Granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer said bonds.

In the context of the actions the Bank is able to take in order to cover its capital needs and/or maintain the capital adequacy ratio, the Bank proposes the issuance of a contingently convertible bond loan subject to completing and maintaining the In-Cash Increase, in accordance with the specific provisions under point (c) of the recommendation included in item 2 of the agenda of the EGM.

Type/Form: interest-bearing, unsecured, transferable and pari passu among the Bank’s bonds to be issued against the other unsecured liabilities of the Bank.

Bonds: Registered, dematerialized, that can be listed for trading on a regulated market in the European Union.

Nominal value: €0.30.

Amount: Up to the amount equal to the difference between the amount of the Total Increase minus the amount by which the Total Increase will finally be covered.

Duration: Perpetual.

Mode of coverage: By payment in cash or contribution in kind (indicatively, due to capitalization of liabilities).

Conversion right: Bondholders do not have conversion rights. The Bank reserves the conversion right, if an event related to a reduction of the CET 1 capital ratio occurs. In this case, conversion shall take place by unilateral declaration by the Bank. In this light, it is proposed that the Board be authorized to specify in detail the events whose occurrence will cause the said bonds to be converted into common shares, the procedure by which they will be converted, and the reason for the conversion thereof into common shares.

Conversion price: An amount equal to the nominal value of each converted bond divided by the Offer Price of the Bank’s New Shares under item 2 on this agenda. The conversion price may be adjusted in the event of corporate events affecting the financial value of the bonds to be issued.

Acquisition right: The Bank is entitled at any time to buy back the bonds issued.

It is further proposed that the Bank’s Board be authorized to arrange the issue and offering of the said bond loan, the agreeing of the specific terms of the bond loan, including determining its interest rate, and to carry out all necessary material and legal actions for the completion of the offer and conversion thereof, in accordance with the applicable provisions and terms for their issue. Specifically, with respect to agreeing the terms of the bonds, the Board is authorized to set terms that make it possible to include this loan among the capital instruments that enhance CET 1 capital.

B. Reasons for cancelling the pre-emption rights of common and preference shareholders in the issuance of contingently convertible bonds issued under Law 3156/2003

The said cancellation is deemed expedient for the following reasons:

• The Bank intends to issue the said bond loan under terms that will enable it to enhance its CET 1 capital ratio.

To this end, the Bank must be able to offer immediately the said bonds to investors who can afford to support the Bank. By fast-tracking the relevant procedures by cancelling the pre-emption rights of existing shareholders the Bank will be able to complete the coverage process of the bond loan rapidly, in the event that the loan will be offered by placement with private investors.

• Pursuant to the Report of the Board with respect of the 2nd item on the agenda of the EGM, the offer of the convertible bonds to a broad base of investors beyond the existing shareholders — given the high percentage shareholding in the hands of the HFSF — will help enhance the free float of the Bank’s shares.

C. Justification for the offer price and conversion price of the contingently convertible bonds issued under Law 3156/2003

It is proposed that the Board be granted authorization to determine the absolute figure of the offer price and conversion price. The conversion price may not be lower than the nominal value of the Bank’s shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 6th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 6th, 2015

Director, Financial Division